

July 25, 2014

Via E-mail
Mr. John P. Rielly
Senior Vice President and Chief Financial Officer
Hess Corporation
1185 Avenue of the Americas
New York, NY 10036

Re: Hess Corporation
        Form 10-K for the Fiscal Year ended December 31, 2013
        Filed February 28, 2014
        File No. 001-01204
        Response letter dated July 1, 2014

Dear Mr. Rielly:

        We have reviewed your filing and response letter and have the following additional comments.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Financial Statements

Supplementary Oil and Gas Data (unaudited), page 87

Reserves Audit, page 90

1.   We note your response to prior comment one, pertaining to the disclosures required to address significant changes in reserves, stating that proved reserve additions relating to extensions, discoveries and other additions in the United States resulted from "ongoing technical assessments, performance evaluations, and additional planned development activities." Please further revise your disclosure to quantify the amounts attributable to (i) new wells and (ii) new locations. If the remaining amounts not attributable to either of

these categories are significant, tell us why these additions were not reported as revisions of previous estimates. We reissue prior comment one.

Proved Undeveloped Reserves, page 91

2.   We also understand from your response to prior comment one that proved undeveloped reserve additions and revisions in the United States relate to the same factors that contributed to the overall changes in reserves. Please further expand your disclosure to correlate those quantities comprising the net change in proved undeveloped reserves to the underlying cause for that change, such as the quantities attributable to revisions, extensions, discoveries or acquisitions, along with the tabulation provided to comply with Item 1203(b) of Regulation S-K.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page 92

3.   We understand from your response to prior comment two that certain tax attributes were included in computing the 2013 standardized measure for the United States and Norway that were not included in the prior year. We would like to better understand how your calculation of the standardized measure corresponds to the guidance in FASB ASC 932-235-50-31(c). Please address the following points:

- Describe each of the tax attributes utilized for the United States and Norway standardized measures at December 31, 2013 and explain how these relate to your proved oil and gas reserves then but not in earlier periods.

- Tell us how the timing of utilizing these tax attributes correlates with other aspects of your transition to a pure play exploration and production company, which we understand was a multi-year strategy that culminated in 2013.

- Submit any additional details you believe would fairly distinguish your rationale in utilizing the tax attributes in 2013 but not in earlier periods from a more general change in the manner of computation.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding our comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director